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(Exhibit 23.2)

                       Consent of Independent Accountants




To the Board of Directors and Stockholders
Optika Inc. and subsidiaries:

We consent to incorporation by reference in the registration statement on Form S-8 of Optika Inc. and subsidiaries of our report dated January 21, 2000, except for note 10 which is as of February 23, 2000, relating to the consolidated balance sheet of Optika Inc. and subsidiaries as of December 31, 1999, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss) and cash flows for the year then ended, which report appears in the December 31, 1999, annual report on Form 10-K of Optika Inc.

/s/  KPMG LLP

Denver, Colorado
July 25, 2000